Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated April 4, 2016

Relating to Preliminary Prospectus Supplement dated April 4, 2016

Registration Statement No. 333-204766

NEWS RELEASE

Parsley Energy Announces Acquisitions and Updates Full-Year Guidance

AUSTIN, Texas, April 4, 2016—(BUSINESS WIRE)—Parsley Energy, Inc. (NYSE: PE) (“Parsley Energy” or the “Company”) today announced that it has entered into agreements to acquire certain undeveloped acreage and producing oil and gas properties located adjacent to the Company’s existing operating areas in the Southern Delaware and Midland Basins for an aggregate purchase price of $359 million in cash (subject to customary purchase price adjustments).

Acquisition Highlights

•	22,908 net surface acres

•	Estimated current net production of approximately 2,300 Boe per day from nine producing horizontal wells and 97 vertical wells

•	Acquired assets include six horizontal wells in various stages of drilling and completion

Southern Delaware Basin

•	14,197 net acres in Reeves and Ward Counties, TX for approximately $144 million

•	Estimated current net production of approximately 1,200 Boe per day from seven horizontal wells and 20 vertical wells

•	Adds approximately 700,000 drillable lateral feet based on projected horizontal drilling inventory in one Wolfcamp flow unit; incremental value from additional Wolfcamp flow units and multiple Bone Spring targets

•	Parsley to receive one drilled but uncompleted horizontal well at closing

•	Select offset wells demonstrated 24-hour initial production rates per thousand completed feet ranging from 180 Boe to 320 Boe in Reeves County and 152 Boe to 623 Boe in Ward County

•	Scheduled to close on or before May 3, 2016, subject to the satisfaction of customary closing conditions

Midland Basin

•	8,711 net acres in Midland, Upton, Reagan, and Glasscock Counties, TX for approximately $215 million

•	Estimated current net production of approximately 1,100 Boe per day from two horizontal wells and 77 vertical wells

•	Adds 257 net horizontal drilling locations

•	Extends eight existing horizontal drilling locations by approximately 5,000’ on average

•	Parsley to receive four drilled but uncompleted horizontal wells at closing, as well as one horizontal well to be completed by closing

•	Select offset wells demonstrated 24-hour initial production rates per thousand completed feet ranging from 236 Boe to 281 Boe in Glasscock County, 193 Boe to 195 Boe in Midland County, 254 Boe to 553 Boe in Upton County, and 176 to 270 Boe in Reagan County

•	Scheduled to close on or before May 16, 2016, subject to the satisfaction of customary closing conditions

“We are excited to announce a set of bolt-on acquisitions that add to our premier asset bases in both the Midland and Southern Delaware Basins,” stated Bryan Sheffield, CEO of Parsley Energy. “These additions extend our running room in the Midland Basin and provide the critical mass necessary to make the Southern Delaware a core part of our ongoing development program. Together, the acquired properties increase our net acreage by 20%, and all have top-tier return potential.”

Full-Year 2016 Guidance Update

Parsley Energy estimates that production from acquired producing wells and acquired wells to be completed will contribute approximately 1,500 Boe per day in 2016, and therefore raises full-year production guidance from 30.0-33.0 MBoe per day to 31.5-34.5 MBoe per day. In addition, to accommodate several incremental completions associated with acquired wells along with accompanying facilities and infrastructure spending to support these wells and ongoing development on acquired properties, the Company now expects capital expenditures of $410-$460 million in 2016, up from a previous range of $380-$430 million.

	2016 Previous	2016 Updated
Production
Production (MBoe/d)	30.0-33.0	31.5-34.5
% Oil	65%-70%	65%-70%

Capital Program
Drilling and completion ($MM)	$330-$370	$355-$395
Infrastructure and other ($MM)	$50-$60	$55-$65
Total development expenditures ($MM)	$380-$430	$410-$460

Activity
Gross operated horizontal completions	60-70	65-75
Midland Basin	57-65	60-68
Delaware Basin	3-5	5-7
Average Lateral Length	~7,000’	~7,000’
Gross vertical completions	3-6	3-6
Average Working Interest	85%-95%	85%-95%

Unit Costs
Lease operating expenses ($/Boe)	$5.50-$6.50	$5.50-$6.50
Cash general and administrative expenses ($/Boe)	$4.75-$5.75	$4.75-$5.75
Production and ad valorem taxes (as a % of revenue)	6.5%-7.5%	6.5%-7.5%

Registration Statement

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Morgan Stanley & Co. LLC, Attn: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014 or Raymond James & Associates, Inc., Attn: Equity Syndicate, 880 Carillon Parkway, St. Petersburg, Florida 33716.

About Parsley Energy, Inc.

Parsley Energy, Inc. is an independent oil and natural gas company focused on the acquisition and development of unconventional oil and natural gas reserves in the Permian Basin in West Texas. For more information, visit our website at www.parsleyenergy.com.

Forward-Looking Statements

Certain statements contained in this news release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements represent Parsley Energy’s expectations or beliefs concerning future events, and it is possible that the results described in this news release will not be achieved. These forward-looking statements are subject to risks, uncertainties and other factors, many of which are outside of Parsley Energy’s control, which could cause actual results to differ materially from the results discussed in the forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and, except as required by law, Parsley Energy does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for Parsley Energy to predict all such factors. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements found in our filings with the SEC, including, but not limited to, our Annual Report on Form 10-K for the year ended December 31, 2015. The risk factors and other factors noted in our SEC filings could cause our actual results to differ materially from those contained in any forward-looking statement.

Contact Information

Brad Smith, Ph.D., CFA

Parsley Energy, Inc.

Vice President, Corporate Strategy and Investor Relations

or

Stephanie Reed

Investor Relations Manager

ir@parsleyenergy.com

(512) 505-5199

Source: Parsley Energy, Inc.

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